Filed by Embraer-Empresa Brasileira de Aeronáutica S.A.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:  Rio Han Empreendimentos e Participações S.A.
Embraer-Empresa Brasileira de Aeronáutica S.A.
Commission File No. 1-15102

          In connection with the proposed restructuring (the “Restructuring”), Embraer and Rio Han have filed a Registration Statement on Form F-4 (Registration No. 333-132289), which has been declared effective on March 13, 2006, and may file additional important documents with the SEC.  Investors and security holders are urged to carefully read the Registration Statement and any other documents filed by Embraer and Rio Han when they become available, because they contain and/or will contain important information.  Investors and security holders may obtain copies of these documents for free, when available, at the SEC’s web site at www.sec.gov, as well as from Embraer’s web site at www.embraer.com, or by requesting such documents from Embraer at Av. Brigadeiro Faria Lima, 2,170, 12227-901 São José dos Campos, SP, Brazil, Attention: Anna Cecilia Bettencourt (telephone 55-12- 3927-4404; fax 55-12-3922-6070; email: investor.relations@embraer.com.br).

          The document attached hereto may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the (i) timing of the meeting of Embraer shareholders and the approval of the restructuring (the “Restructuring”) by such shareholders, (ii) expected changes that may be necessary if the Restructuring is effected, and (iii) benefits of the implementation of the Restructuring to Embraer and Embraer shareholders, including statements regarding improved access to capital markets and financing resources for future new program developments, and statements regarding the dispersed ownership and increased liquidity of Rio Han common shares, as well as the possible effects thereof on the market capitalization of Rio Han.  The company has based these forward-looking statements largely on its current expectations about the Restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the non-approval of the Restructuring by Embraer’s shareholders; political and business conditions, both in Brazil and in Embraer’s markets; and existing and future government regulations in Brazil and abroad.

          The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  Embraer and Rio Han undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements.

TABLE OF CONTENTS

1.          Investor Presentation dated March 2006.

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Embraer Roadshow

March 2006

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Table of Contents

I	Introduction

II	Transaction Review

III	Closing Remarks

In connection with the proposed restructuring (the “Restructuring”), Rio Han has filed a Registration Statement on Form F-4 (Registration No. 333-132289), which has been declared effective on March 13, 2006, and may file additional important documents with the SEC.  Investors and security holders are urged to carefully read the Registration Statement and any other documents filed by Embraer and Rio Han when they become available, because they contain and/or will contain important information.  Investors and security holders may obtain copies of these documents for free, when available, at the SEC’s web site at www.sec.gov, as well as from Embraer’s web site at www.embraer.com, or by requesting such documents from Embraer at Av. Brigadeiro Faria Lima, 2,170, 12227-901 São José dos Campos, SP, Brazil, Attention: Anna Cecilia Bettencourt (telephone 55-12-3927-4404; fax 55-12-3922-6070; email: investor.relations@embraer.com.br).

This document may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the (i) timing of the meeting of Embraer shareholders and the approval of the Restructuring by such shareholders, (ii) expected changes that may be necessary if the Restructuring is effected, and (iii) benefits of the implementation of the Restructuring to Embraer and Embraer shareholders, including statements regarding improved access to capital markets and financing resources for future new program developments, and statements regarding the dispersed ownership and increased liquidity of Rio Han common shares, as well as the possible effects thereof on the market capitalization of Rio Han.  The company has based these forward-looking statements largely on its current expectations about the Restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the non-approval of the Restructuring by Embraer’s shareholders; political and business conditions, both in Brazil and in Embraer’s markets; and existing and future government regulations in Brazil and abroad.

The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  Embraer and Rio Han undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements.

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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I.	Introduction

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Transaction Timeline

	•	Submission of Restructuring Proposal to the Board

Jan-06	•	Board unanimously approves proposed restructuring

	•	Transaction announced to the market

• Press release

• Material fact

• Merger Protocol / “Edital”

Mar-06	•	Filing of form F-4 with the SEC

	•	SEC declares transaction “effective”

	•	Special Shareholders Meeting called

Next Steps

	•	Shareholders vote at Extraordinary Meeting of Embraer Shareholders – March 31, 2006

	•	Transaction Completion

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Shareholders Vote

Alternative 1:

•	Investors that hold shares in Brazil can attend meeting on March 31, 2006 at Embraer’s headquarters in Sao Jose dos Campos, Brazil

•	Holders of ADSs, must be represented at the meeting by the depositary of the Embraer ADSs (JP Morgan)

Proxy Voting:

•	Steps:

	•	JP Morgan mails proxy material to Holders

	•	Holders, following instructions provided, return their votes – cut-off date: March 28, 2006 at 3pm EST

	•	JP Morgan provides voting results to Embraer

	•	Embraer holds meeting and compiles final voting results

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Voting at the Special Shareholders Meeting

•	The restructuring will only be implemented if 50% + 1 of the total shares vote in favor of the transaction

	•	Includes current voting and non-voting shares

	•	Considers the total outstanding capital, regardless of presence at the Extraordinary Meeting of Embraer Shareholders

•	Minority shareholders will vote first. Controlling Shareholders and Management are committed to vote “no” in case 50% + 1 of the minority shareholders vote against the restructuring

	•	Majority of the minorities can veto the transaction

•	In case 50% + 1 of the total shares do not vote in favor of the transaction at the Extraordinary Meeting of Embraer Shareholders , the restructuring will not be approved

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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II.	Transaction Review

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Transaction Summary

Transaction

•

Restructuring of Embraer’s shares with the objective of transforming it in the first Brazilian company with pulverized capital to permit its shares to be listed in the Bovespa’s Novo Mercado (“Embraer Restructured”)

•	Share capital of Embraer Restructured would be comprised of voting shares only

Rationale

•	Embraer would become the first Brazilian corporation with no defined control group

•	Increased flexibility to tap the equity market and raise capital to finance growth opportunities

•	Potential to use Embraer shares as acquisition currency

•	Preservation of all rights related to the Golden Share owned by the Brazilian Government

Implementation

•	Three steps of the transaction would occur simultaneously

•	Each Embraer share (voting and non-voting) and ADSs would be converted into voting shares and ADSs representing voting shares of Embraer Restructured at a 1:1 ratio

• The exchange ratio that used to convert the shares that are subject to the current shareholders’ agreement greater than 1:1 to reflect a control premium

Shares Affected

•

Embraer Restructured shares would trade on the Bovespa and NYSE (ADRs). It would be allowed to be traded on “Novo Mercado” segment of the Bovespa, provided shareholders of Embraer Restructured approve the amendments to bylaws as requested by the Bovespa

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Transaction Overview
Embraer Share Restructuring

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•	Embraer’s current share capital is comprised of 1/3 voting shares (“ON”) and 2/3 non-voting shares (“PN”)

•	Control shares (defined as being part of the shareholders agreement) represent 60% of Embraer voting shares, or 20.2% of Embraer total capital

•	Shares (both voting and non-voting) that belong to the controlling shareholders but are not part of the shareholders` agreement were not be contributed to Rio Han at this stage

•	New Embraer will have only voting shares

•	All shareholders, including the current controlling shareholders, will vote at a special shareholders’ meeting on the merger of Embraer with and into Rio Han

•	Simple majority of Embraer’s total capital must approve the transaction

• Majority of the minorities can veto the transaction

•	Dissenting minority voting shareholders (ON) may exercise withdrawal rights

•	All Embraer shareholders will receive New Embraer voting shares – Embraer ADS holders receive New Embraer ADS representing New Embraer voting shares

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Main Benefits to the Company

•	Financing of the Company’s expansion programs through the equity capital markets and the use of convertible instruments

•

The current capital structure does not allow the Company to issue new shares without additional capital injection by the current controlling shareholders which for different reasons is unfeasible , thus limiting the Company’s flexibility for financing its growth in the equity capital markets

•	Creation of an acquisition currency for potential expansions in the international markets

• The enhancement of the Company’s valuation multiples and increase in liquidity in both the domestic and international markets would allow for potential expansion through acquisitions

•	The increase in liquidity and better market perception of the Company would reflect positively on its share price in the stock exchange

•

The improvement in Company’s corporate governance and transparency, in addition to the possible listing in the “Novo Mercado”, could create additional demand for the stock from institutional investors including the local pension funds

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Shareholders Protection Mechanisms

Mechanism		Description

Number of valid votes per shareholder or group of shareholders acting in a concerted manner will be limited to 5% of the total shares of the Company	•

The maximum allowed votes per shareholder or group of shareholders acting as one including brokers acting on behalf of one ore more ADS holders, will be limited to 5% of the total shares of the Company

	•	The mechanism above will affect only the shareholders’ political rights (e.g., voting rights), not being applicable to economic rights

Mandatory delisting tender offer	•

Shareholders who acquire or become holders more than 35% of the Company’s capital would be required to launch a delisting tender offer, under conditions established in Embraer’s bylaws and Brazilian laws

	•	The tender offer is conditioned upon the Brazilian Government authorization, subject to suspension of voting rights

Voting rights limitation to foreign shareholders	•	The total number of foreign votes will be limited to 40% (forty percent) of total valid votes in each General Shareholders` Meeting, corresponding to 2/3 of total votes of Brazilian Shareholders

	•	The objective of the protection mechanisms is to guarantee the principles established at Company’s Privatization

Mandatory ownership disclosure	•	Percentage ownership must be disclosed whenever a shareholder reaches a 5% threshold and every 5% increment thereafter

Monitoring Committee to follow changes in ownership	•	The CFO will monitor the Company’s ownership and the compliance of the shareholders` protection mechanisms to disclose potential violations of the company’s bylaws

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Transition to Novo Mercado
Main Requirements

Key Requirements for Novo Mercado Listing	Possibility of the Implementation by Embraer

Share capital consisting of voting shares only	☒

Minimum float of 25% of the total capital	☒

Extension of the same rights to all shareholders in the event of the sale of control	☒

Mandatory tender offer priced at economic value in case of delisting	☒

Secondary offerings through mechanisms that allow capital pulverization	☒

Financial statements following US GAAP or IAS GAAP standards	☒

Improved quarterly information releases and mandatory disclosure of consolidated results	☒

Disclosure rules in case of asset transaction involving controlling shareholders or management	☒

Unified mandate of the Board of Directors	☒

By Laws with minimum requiredarticles	Pending

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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180 days Lock-up Period

Market expectation of a large share disposal by current controlling shareholders may negatively impact the Company’s share price, potentially neutralizing the expected positive impact due to the transaction

•	During the proposed lock-up period (180 days), current controlling shareholders and management will not be allowed to negotiate their Embraer shares

•	The existence of a lock-up period is an important sign of the commitment and would allow for any price adjustment without the influence of a large selling pressure

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Board of Directors

•	The Board of Directors of Embraer Restructured will be comprised of 11 members:

	•	1 member nominated by the Brazilian Government, the Golden Share representative

	•	2 members nominated by the Company’s employees

•	The board election could be done through slate or multiple voting system(a)

•	The General Shareholders` Meeting must be called at least 30 days in advance

	•	Company`s bylaws will state that a list of candidates to the Board of Director should be submitted by the shareholders at least 10 days prior to the meeting

	•	The Company will release the biographies of Board of Directors candidates 8 days prior to the meeting

	•	Multiple vote system in a board election must be submitted within at least 48 hours prior to the meeting, in order to allow the shareholders to decide on the candidates

	•	If the multiple vote system is required, the company will inform all shareholders

	•	If the multiple vote system is not required, the board election will be done through slate system

•

Bylaws will also state that the elected Board Members in the General Shareholders` Meeting (with the exception of the Golden Share representative and the employees representatives) will be nominated candidates to the next board election through a list appointed by the current members

(a)	The decision for the multiple vote would depend on a written requirement of shareholders representing at least 5% (five percent) of the total capital

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Transition Period

•	A three year transition period will follow the transaction with the main objective of avoiding any disruptions in the Company’s migration to the new structure

•	The Board of Directors for the transition period will have a three year term:

	•	CEO Mauricio Botelho will be indicated to the Chairman position

	•	3 members indicated by current Controlling Shareholders

	•	1 member nominated by the Golden Share

	•	2 members nominated by the Company’s employees

	•	4 Independent members nominated by the current Controlling Shareholders, as a group

•	The Board of Directors for the transition period will elect the Company’s Executive Officers, which will also have a mandate of 3 years, with the exception to the CEO who will have a one year mandate

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Economics of the Transaction

	Premium for Control Shares to Current Price

US$mm, except per share values	0.0%	`	9.0%

Implied price per Control Share (as of January 13, 2006)	$39.3		$42.8
Implied Exchange ratio	1.0000	x	1.1153	x
Pro-forma number of shares (mm ADRs)	180.5		184.7
Implied market cap	$7,091		$7,091
Implied price per share affected by transaction	$39.3		$38.4
Control Group
Number of shares (mm ADRs)[1]	60.1		64.3
Total $value of stake	$2,363		$2,470
Difference from current value	0		107
Equivalent current share price - $	$39.3		$41.1
Premium/(discount)%	0.0%		4.5%
Implied 2006E EBITDA multiple	10.3	x	10.8	x
% Ownership	33.3%		34.8%
Others Shareholder
Number of shares (mm ADRs)	120.3		120.3
Total $value of stake	$4,728		$4,621
Difference from current value	0		(107)
Equivalent current share price - $	$39.3		$38.4
Premium/(discount)%	0.0%		(2.3)%
Implied 2006E EBITDA multiple	10.3	x	10.1	x
% Ownership	66.7%		65.2%
EV / 2006E EBITDA multiple expansion to breakeven	0.00	x	0.24	x
Share Price appreciation post transaction to breakeven	0.0%		2.3%

(1)	Total Control Group shares comprised of 36.4mm shares in the shareholders agreement and 23,8mm outside the shareholders agreement

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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III.	Closing Remarks

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.

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Closing Remarks

•	Consistent growth over the past 10 years

•	Product portfolio expansion with diferentiated products

• 1999 - Launch of the EMBRAER 170/190 jet family

• 2000 – Legacy 600

• 2005 – Phenom 100 e Phenom 300

•	To become a strong player in the Business Jet Market

•	Defense Market may require direct investments

•	To allow the Company to finance its expansion plan through Capital Markets – through accessing the Equity or Debt instruments

THIS INFORMATION IS EMBRAER S. A. PROPERTY AND CANNOT BE USED OR REPRODUCED WITHOUT WRITTEN AUTHORIZATION.